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                                                  OMB APPROVAL
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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                           (Amendment No. 1)

                         MAXICARE HEALTH PLANS, INC.
                            (Name of Issuer)

                              Common Stock
                    (Title of Class of Securities)

                              577904204
                            (CUSIP Number)

                         Benjamin L. Douglas, Esq.
                     Shartsis Friese & Ginsburg LLP
                     One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
       (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                              May 8, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 577904204                          Page 2 of 14 Pages


------------------------------------------------------------------
1  NAME OF REPORTING PERSON
IRS IDENTIFICATION NO. OF ABOVE PERSON

Snyder Capital Management, L.P.

------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/  / (b)/X/
------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  117,500
   BENEFICIALLY          -----------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   1,811,800
    REPORTING            -----------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   117,500
                         -----------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              1,936,200
------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,053,700
------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   / /
------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.5%
------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN, IA
------------------------------------------------------------------

CUSIP No. 577904204                          Page 3 of 14 Pages

------------------------------------------------------------------
1  NAME OF REPORTING PERSON
IRS IDENTIFICATION NO. OF ABOVE PERSON

Snyder Capital Management, Inc.
------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/ / (b)/ X/
------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  117,500
   BENEFICIALLY          -----------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   1,811,800
    REPORTING            -----------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   117,500
                         -----------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              1,936,200
------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,053,700
------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   / /
------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.5%

------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
------------------------------------------------------------------

CUSIP No. 577904204                          Page 4 of 14 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Maxicare Health Plans, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1149 S. Broadway Street, No. 925, Los Angeles, CA 90015.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) The names of the persons filing this statement are Snyder Capital Management, L.P. ("SCMLP") and Snyder Capital Management, Inc. ("SCMI") (collectively, the "Filers"). Persons enumerated in Instruction C of
Schedule 13D are Alan Barry Snyder ("Snyder"), Walter Niemasik, Jr. ("Niemasik"), Margot Thorington Murtaugh ("Murtaugh"), Robert John Stanton ("Stanton"), Steven James Block ("Block"), Peter Stuart Voss ("Voss"), Susan Roberta Katz-Snyder ("Katz-Snyder") and Sherry Ann Umberfield ("Umberfield") (collectively, with the Filers, the "Named Persons").

          Both SCMLP and SCMI are wholly owned by Nvest Companies, L.P. ("Nvest Companies"), a limited partnership affiliated with Nvest, L.P., a publicly traded limited partnership. The general partner of Nvest, L.P. and the managing general partner of Nvest Companies is an indirect, wholly owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). As of March 31, 1998, MetLife beneficially owned all of the general partner interests in Nvest Companies and Nvest, L.P. and, in the aggregate, general partner and limited partner interests in Nvest Companies and Nvest, L.P. representing approximately 47% of the economic interests in the business of Nvest Companies.

          SCMI and Nvest Companies operate under an understanding that all investment and voting decisions regarding managed accounts are to be made by SCMI and SCMLP and not by Nvest Companies or any entity controlling Nvest Companies. Accordingly, SCMI and SCMLP do not consider Nvest Companies or any entity controlling Nvest Companies to have any direct or indirect control over the securities held in managed accounts.

     (b) The business address of SCMLP, SCMI, Snyder, Niemasik, Murtaugh, Stanton, Block and Katz-Snyder is 350 California Street, San Francisco, CA 94104. The business address of Voss, Umberfield, Nvest Companies and Nvest, L.P. is 399 Boylston Street, Boston, MA 02116. The business address of MetLife is One Madison Avenue, New York, New York 10010.

     (c) SCMLP is an investment adviser registered under the Investment Advisers Act of 1940. SCMI is the sole general partner of SCMLP. Snyder is the President of SCMI. Niemasik, Murtaugh, Stanton and Block are the Vice Presidents of SCMI. Snyder, Niemasik, Voss, Katz-Snyder and Umberfield are the directors of SCMI. Voss and Umberfield are also the President and Executive Vice President, respectively, of Nvest Companies.

CUSIP No. 577904204                          Page 5 of 14 Pages

     (d) During the last five years, none of the Named Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Named Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) SCMLP is a Delaware limited partnership. SCMI is a Delaware corporation. Snyder, Niemasik, Murtaugh, Stanton, Block, Voss, Katz-Snyder and Umberfield are all citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser      Source of Funds               Amount

SCMLP          Funds Under Management*       $31,675,810.07

* Represents funds of SCMLP's advisory clients invested in the Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

The Stock was acquired by SCMLP on behalf of its advisory clients for the purpose of investment. None of the Filers has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of SCMLP's advisory clients for the purpose of investment. Other than as described below, none of the Filers has any present plans or proposals which relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D.

On May 8, 1998, SCMLP entered into a voting agreement with the Issuer, a copy of which is attached hereto as Exhibit B and incorporated herein, whereby SCMLP agreed to vote in favor of the Issuer's nominees for the Issuer's board of directors and other proposed actions as described in Exhibit B.

SCMLP may decide to purchase at any time or times on behalf of its advisory clients additional shares of the Stock or other securities of the Issuer. SCMLP may at any time or times cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner. SCMLP's advisory clients reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they or SCMLP considers to be in the interests of such clients.

CUSIP No. 577904204                          Page 6 of 14 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) To the knowledge of the Filers, the beneficial ownership of the Stock by the Named Persons in Item 2 of this statement is as follows at the date hereof:

            Aggregate
         Beneficially Owned   Voting Power   Dispositive Power
Name     Number    Percent     Sole   Shared   Sole     Shared

SCMLP   2,053,700  11.5%   117,500  1,811,800  117,500  1,936,200
SCMI    2,053,700  11.5%   117,500  1,811,800  117,500  1,936,200
Snyder      -0-     0%        -0-    -0-        -0-      -0-
Niemasik    -0-     0%        -0-    -0-        -0-      -0-
Murtaugh    -0-     0%        -0-    -0-        -0-      -0-
Stanton     -0-     0%        -0-    -0-        -0-      -0-
Block       -0-     0%        -0-    -0-        -0-      -0-
Voss        -0-     0%        -0-    -0-        -0-      -0-
Katz-Snyder -0-     0%        -0-    -0-        -0-      -0-
Umberfield  -0-     0%        -0-    -0-        -0-      -0-

(c) The persons filing this statement have not effected any transactions in the Stock since their most recent filing on Schedule 13D with respect to the Stock.

(d) SCMLP is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock are more than five percent of the class.

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

SCMLP is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the various securities in which their assets are invested, including the Stock. Depending on SCMLP's agreements with each advisory client, the client may have no right, a shared right or an exclusive right to direct the voting of the Stock.

CUSIP No. 577904204                          Page 7 of 14 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (already filed).

Exhibit B - Voting Agreement between SCMLP and the Issuer, with exhibit thereto.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    May 18, 1998


Snyder Capital Management, L.P.

By:  Snyder Capital Management, Inc., General Partner


     By:  /s/ Steven J. Block
          Steven J. Block, Vice President


Snyder Capital Management, Inc.


By:  /s/ Steven J. Block
     Steven J. Block, Vice President

                              SCHEDULE 13D

CUSIP No. 577904204                               Page 8 of 14 Pages

                                                       EXHIBIT A
               AGREEMENT REGARDING JOINT FILING
               OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of common stock of Maxicare Health Plans, Inc. For that purpose, the undersigned hereby constitute and appoint Snyder Capital Management, L.P., a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:    April 22, 1998


Snyder Capital Management, L.P.

By:  Snyder Capital Management, Inc., General Partner


     By: /s/ Steven J. Block
          Steven J. Block, Vice President


Snyder Capital Management, Inc.


By:  /s/ Steven J. Block
     Steven J. Block, Vice President

CUSIP No. 577904204                          Page 9 of 14 Pages

                                                  EXHIBIT B

          VOTING AGREEMENT dated as of May 8, 1998 between Snyder Capital Management, L.P. (the "Shareholder") and Maxicare Health Plans, Inc. (the "Company").

          WHEREAS, the board of directors of the Company (the "Board") has increased the number of directors which constitutes the Board to nine and has filled the one existing vacancy and two newly created directorships on the Board with Ellwood Cleaver and Paul R. Dupee, Jr. (the "Soliciting Shareholder"), who have been named Class II directors with terms expiring in 1998 and Robert M. Davies who has been named a Class I director with a term expiring in 2,000, and the Board has added the Soliciting Shareholder to the Board's executive committee which has been increased from three to four members;

          WHEREAS, the Board intends that Mr. Cleaver and the Soliciting Shareholder and Ms. Florence F. Courtright shall be the slate of nominees recommended by the Board for election as directors (the "Board Slate") at the Company's 1998 annual meeting of shareholders ("1998 Annual Meeting"); and

          WHEREAS, the Board has approved the amendments to the Bylaws, Certificate and the rights agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent, dated as of February 24, 1998 (the "Rights Agreement") attached as Exhibit A (the "Amendments"), subject to approval of the Amendments by a majority of the outstanding shares of common stock, par value $.01 per share (the "Shares") at the 1998 Annual Meeting; and

          WHEREAS, in connection with the termination of a solicitation of written consents from the Company's Shareholders by the Soliciting Shareholder (the "Consent Solicitation"), the Company has agreed to reimburse the Soliciting Shareholder's fees and expenses (not to exceed $450,000) related to the Consent Solicitation and the negotiation of related agreements (the "Expense Reimbursement") promptly after the satisfaction of the conditions to such reimbursement subject to reasonable documentation of such fees and expenses and approval of such reimbursement by (a) holders of a least 50% of the outstanding Shares (with such approval deemed to have been given by all Shares covered by agreements with the Company to vote in favor of the Expense Reimbursement at the 1998 Annual Meeting), or (b) the affirmative vote of the majority of the Shares present in person or by proxy at the 1998 Annual Meeting and entitled to vote on such matter; and

          WHEREAS, the parties desire to agree on certain actions to be taken at the 1998 Annual Meeting,

          NOW, THEREFORE, in consideration of the agreements contained herein, the parties agree as follows:

          1. Proposals By the Company. The Company will propose the election of the Board Slate, the adoption of the Amendments and the approval of the Expense Reimbursement at the 1998 Annual Meeting.

          2. Voting Agreement of Shareholder. The Shareholder agrees that all shares of Common Stock of the Company ("Shares") as to which the Shareholder or any of its affiliates has the power to direct the vote on the

CUSIP No. 577904204                          Page 10 of 14 Pages



record date for the 1998 Annual Meeting, shall be voted at such meeting in favor of the Board Slate, the Amendments and the Expense Reimbursement, and the Shareholder shall not execute a written consent of shareholders in lieu of a meeting or vote to call a special meeting prior to the 1998 Annual Meeting which will be held by July 31, 1998. Such record date shall be June 8, 1998 or the earliest possible date thereafter and, in no event, later than June 12, 1998. If any Shares as to which the Shareholder has the power to direct the vote are transferred prior to such record date, the Shareholder shall obtain an agreement from the transferee assuming the Shareholder's obligations under this sentence and the immediately preceding sentence; provided, however, that the Shareholder shall not be required to obtain such an agreement from the transferee of Shares which the Shareholder sells as a result of instructions from clients or customers requiring the Shareholder to sell such Shares, or to liquidate such clients' accounts in whole or in part or changing the investment objectives of such accounts.

          3.   Miscellaneous.

               a. This agreement shall not be altered, amended, changed, waived, terminated or otherwise modified except by a writing signed by the party to be charged.

               b. This agreement shall be interpreted and enforced in accordance with the laws of the State of Delaware applicable to contracts made and to be performed there, and any legal action or proceeding with respect to this agreement may be brought in the courts of the State of Delaware or the United States District Court for the District of Delaware, and each party accepts the exclusive jurisdiction of such courts.

               c. This agreement may be executed in several counterparts, each of which will be deemed an original.

               d. Each of the parties acknowledges and agrees that irreparable damages would occur if any of the provisions of this agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this agreement and to enforce specifically the terms of this agreement in any court having jurisdiction, in addition to any other remedy to which they may be entitled at law or equity.

               e. The parties acknowledge and agree that this Agreement is not an agreement, arrangement or understanding of the type referred to in
Section 1(d)(iii) of the Company's Shareholders Rights Plan, and the Shareholder and other shareholders entering into agreements containing the covenants contained in Section 2 shall not be deemed an Acquiring Person as that term is used in the Shareholders Rights Plan by virtue of anything contained in this Agreement or those agreements or any acts or transactions contemplated thereby.

               f. This Agreement shall inure to the benefit of, and be enforceable by, the Soliciting Shareholder, as if he were a party hereto.

CUSIP No. 577904204                          Page 11 of 14 Pages




          IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

                                        MAXICARE HEALTH PLANS, INC.



                                        By /s/ Peter J. Ratican


                                        SNYDER CAPITAL MANAGEMENT, L.P.



                                        By /s/ Robert J. Stanton

CUSIP No. 577904204                          Page 12 of 14 Pages

                              EXHIBIT "A"


          RESOLUTIONS TO BE ADOPTED BY THE SHAREHOLDERS OF
          MAXICARE HEALTH PLANS, INC. AT THE 1998 ANNUAL MEETING

RESOLVED, that subject to the election of Florence Courtright, Paul Dupee, and Elwood Kleaver at this 1998 Annual Meeting of Shareholders of Maxicare Health Plans, Inc. (the "Company") for three year terms ending at the Company's 2001 Annual Meeting of Shareholders ("Board Nominees"), the Shareholders of the Company hereby authorize and approve amendments to the Company's Certificate of Incorporation which would amend Article FIFTH thereof and to add new Article THIRTEENTH as follows (the "Amendments to the Articles").

               a. Article FIFTH shall be amended to delete the existing Section "A." thereof and to replace such Section "A." with the following:

                         "A. Number of Directors. From the effective date of this amendment until the conclusion of the Corporation's 1999 Annual Meeting of Stockholders (the "Amendment Termination Date"), the number of directors who shall constitute the board of directors of the Corporation (the "Board") shall be nine (9); thereafter, the number of directors who shall constitute the Board shall be fixed in accordance with the Bylaws of the Corporation."

               b.   New Article THIRTEENTH shall be added as follows:

                    "Article THIRTEENTH:     Written Consents and Special
                                             Meetings of Stockholders.

                         A. Sunset Provision. The provisions of this Article THIRTEENTH shall terminate and be of no force and effect after the Amendment Termination Date.

                         B. Written Consents. From the effective date of this amendment until the Amendment Termination Date (the "Written Consent Period"), the stockholders of this Corporation shall not be able to take any action by written consent. During the Written Consent Period stockholders may only take action at an annual or special meeting of stockholders.

                         C. Special Meetings of Stockholders. During the Written Consent Period stockholders of this Corporation may not call any special meetings of stockholders and special meetings of stockholders may only be called by the Board as provided for in the Bylaws of this Corporation.

CUSIP No. 577904204                          Page 13 of 14 Pages


BE IT FURTHER RESOLVED, that solely in the event the stockholders of the Company approve the election of the Board Nominees at this Annual Meeting of Stockholders and adoption of Amendments to the Articles as provided for above, then the Company's Amended and Restated Bylaws dated January 28, 1994, as amended on March 20, 1998 (the "Bylaws"), shall be further amended as follows (the "Bylaw Amendments"):

          1. Article II, Section 3. SPECIAL MEETINGS. Article II, Section 3 shall be amended to add at the end thereof the following:

                         "Notwithstanding anything to the contrary contained above from and after the effective date of this amendment until the conclusion of the Corporation's 1999 Annual Meeting of Stockholders, the Stockholders of the Corporation may not call any special meeting of stockholders and special meetings of stockholders may only be called by the Board of Directors of the Corporation."

          2. Article II. A new Section 15 shall be added to Article II as follows:

                         "Section 15. 1999 ANNUAL MEETING OF STOCKHOLDERS. Prior the conclusion of the 1999 Annual Meeting of Stockholders, the Board of Directors will not adopt any bylaws or take any other actions that interfere with the rights of stockholders to nominate and elect three directors at such meeting in accordance with the existing Bylaws, unless such actions have been approved by the stockholders."

          3.   Article III, Section 2.  NUMBER OF DIRECTORS.  Article III,
Section 2 shall be amended to delete the remainder of the second sentence after "directors" on the fourth line and insert in lieu thereof:

                         "or a majority vote of the outstanding shares entitled to vote thereon."

          4. Article IX, Section 1. AMENDMENT BY STOCKHOLDERS. Article IX, Section 1 shall be amended to delete "Sections 3 and 14 of Article II,
Section 2 of Article III and Sections 1 and 2 of Article IX" commencing on the fifth line thereof and insert in lieu thereof:

                         "Section 3 of Article II and Sections 1 and 2 of
                         Article IX"

          5. Except as expressly set forth herein the Bylaws shall remain in full force and effect.

BE IT FURTHER RESOLVED, that solely in the event the stockholders of the Company approve the election of the Board Nominees at this Annual Meeting of Stockholders, the adoption of Amendments to the Articles and the Bylaw Amendments, as provided for above, then the following amendments to the Shareholders Rights Plan previously adopted by the Board shall be submitted to the stockholders for approval (the "Rights Plan Amendments"):

CUSIP No. 577904204                          Page 14 of 14 Pages

          1. Sections 1(h) and 1(i) of the Rights Agreement between this Corporation and American Stock Transfer & Trust Corporation, as rights agent, dated February 24, 1998 is hereby amended to read as follows:

               "(h) "Continuing Directors" shall have the same meaning as "Disinterested Director" as defined in Section 1(i) hereof.

               (i) "Disinterested Directors" shall mean the members of the Board of Directors who are not (i) officers or employees of the Corporation, (ii) Acquiring Persons or their Affiliates or Associates or representatives of any of them, or (iii) any Person who was directly or indirectly proposed or nominated as a director of the Corporation by an Acquiring Person or a Transaction Person."

          2. Except as specifically set forth herein, the Rights Agreement shall remain in full force and effect, except that any amendment to Sections 1(h) or 1(i) shall require the approval of the shareholders.

BE IT FURTHER RESOLVED, that the officers of this Company, or any of them, be and they hereby are authorized, empowered and directed in the name of and on behalf of this Company to take all such actions and to execute and deliver all such documents as they or any of them may deem necessary or appropriate in their opinion to carry out the purpose and comply with and effectuate the intent of the foregoing resolutions, including but not limited to filing any necessary amendments to the Certificate of Incorporation with the Delaware Secretary of State and filing the Bylaw Amendments in the Minute Books of the Company; and

BE IT FURTHER RESOLVED, that any actions previously taken by any officer of the Company on behalf of the Company in connection with any of the foregoing resolutions be, and they hereby are, ratified, adopted and approved in all particulars as acts of the Company.